Exhibit 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Embraer – Empresa Brasileira de Aeronáutica S.A.
São Paulo - SP

1.

We have reviewed the accompanying condensed consolidated financial statements of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of June 30, 2006, and the related condensed consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the six-month periods ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

2.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

3.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein), and our report dated June 20, 2006 expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte Touche Tohmatsu Auditores Independentes
São Paulo, Brazil

October 11, 2006

/s/ Deloitte Touche Tohmatsu

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED BALANCE SHEET-(UNAUDITED)
(In thousands of U.S. dollars – US$)

	Notes	December 31, 2005	June 30, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,339,159	814,869
Temporary cash investments	4	574,395	1,240,613
Trade accounts receivable, net	5	445,520	465,275
Collateralized accounts receivable		65,440	70,347
Customer and commercial financing		147,118	27,796
Inventories	6	1,477,559	1,638,835
Deferred income taxes	11	121,376	114,579
Guarantee deposits		269,522	309,187
Other assets		175,433	211,966

Total current assets		4,615,522	4,893,467

LONG TERM ASSETS
Trade accounts receivable	5	5,304	6,499
Customer and commercial financing		460,044	487,076
Collateralized accounts receivable		788,780	803,531
Property, plant and equipment, net		388,362	391,190
Investments		31,433	32,391
Deferred income taxes	11	302,304	346,115
Guarantee deposits		273,181	271,452
Other assets		67,515	100,861

Total long-term assets		2,316,923	2,439,115

TOTAL ASSETS		6,932,445	7,332,582

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS-(UNAUDITED)
(In thousands of U.S. dollars – US$)

	Notes	December 31, 2005	June 30, 2006

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Loans	7	475,305	633,639
Non-recourse and recourse debt		321,172	376,596
Capital lease obligations		2,753	2,498
Trade accounts payable		728,011	693,457
Advances from customers		485,958	593,271
Other payables and accrued liabilities		405,965	388,244
Taxes and payroll charges payable	8	113,360	117,941
Contingencies	9	19,826	22,635
Deferred income taxes	11	22,153	49,805
Accrued taxes on income		37,122	14,823
Dividends payable		42,811	47,025

Total current liabilities		2,654,436	2,939,934

LONG-TERM LIABILITIES
Loans	7	1,078,117	895,001
Non-recourse and recourse debt		498,081	471,543
Capital lease obligations		2,216	2,154
Advances from customers		97,024	130,865
Contribution from suppliers		97,852	140,095
Taxes and payroll charges payable	8	513,743	574,483
Other payables and accrued liabilities		125,006	117,722
Deferred income taxes	11	165,250	193,653
Contingencies	9	33,691	38,413

Total long-term liabilities		2,610,980	2,563,929

MINORITY INTEREST		46,775	51,374

SHAREHOLDERS’ EQUITY
Statutory capital-
At December 31, 2005 preferred shares - without par value 1.000.000.000 shares authorized, 479,287,609 shares issued and outstanding		882,627	—
Common (without par value, 1,000,000,000 shares authorized; 738,699,206 shares issued and outstanding as of June 30, 2006; At December 31,2005(without par value 500,000,000 shares authorized; 242,544,447 shares issued and outstanding)		298,397	1,429,713
Special common share (R$1 par value, 1 share authorized, issued and outstanding at June 30, 2006 and December 31, 2005)		—	—
Additional paid-up capital		8,353	—
Legal reserve		126,711
Retained earnings (restricted)		305,914	348,993
Accumulated other comprehensive loss		(1,748)	(1,361)

Total shareholders’ equity		1,620,254	1,777,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,932,445	7,332,582

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(In thousands of U.S. dollars – US$, except earnings per share)

		Six months ended June 30,

	Notes	2005	2006

GROSS SALES
Foreign market		1,436,028	1,764,133
Domestic market		146,781	67,978
Sales deductions		(7,092)	(2,864)

NET SALES		1,575,717	1,829,247
Cost of sales and services		(1,052,423)	(1,309,000)

GROSS PROFIT		523,294	520,247

OPERATING EXPENSES
Selling expenses		(124,634)	(193,587)
Research and development		(56,487)	(36,840)
General and administrative expenses		(89,582)	(96,221)
Employee profit sharing		(22,366)	(13,362)
Other operating expenses, net		(6,867)	(8,886)

INCOME FROM OPERATIONS		223,358	171,351

Interest income (expense), net		(8,177)	58,895
Exchange income (loss), net		1,844	(2,886)
Other non-operating income (expense), net		(1,406)	13,848

INCOME BEFORE INCOME TAXES		215,619	241,208
Income tax expenses	11	(36,478)	(33,724)

INCOME BEFORE MINORITY INTEREST		179,141	207,484
Minority interest		307	(3,129)

NET INCOME		179,448	204,355
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		(4,649)	4,182

COMPREHENSIVE INCOME		174,799	208,537

EARNINGS PER SHARE	10
Basic-
Common		0.2336	0.2766
Preferred		0.2570	—
Diluted-
Common		0,2324	0,2755
Preferred		0,2557	—
WEIGHTED AVERAGE SHARES (in thousands)
Basic-
Common		242,544	738,697
Preferred		477,746	—
Diluted-
Common		242,544	741,862
Preferred		481,313	—

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS-(UNAUDITED)
(In thousands of U.S. dollars – US$)

	Six-Months ended June 30,

	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	179,448	204,355
Depreciation and amortization	35,453	41,363
Deferred income and social contribution tax	(1,265)	19,040
Trade accounts receivable and customer and commercial financing	(282,511)	78,532
Inventories	(315,940)	(137,439)
Contribution from supliers	(4,395)	42,242
Customers advances	78,450	141,155
Temporary cash investments	267,612	(665,983)
Others	126,842	(230,354)

Net cash provided by (used) in operating activities	83,694	(507,089)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(29,985)	(52,806)
Other	(16,959)	19,120

Net cash used in investing activities	(46,944)	(33,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(673,944)	(519,699)
Proceeds from borrowings	747,966	528,360
Dividends and/or interest on capital paid	(99,401)	(47,655)
Other	4,167	(1,278)

Net cash used in financing activities	(21,212)	(40,270)

Effect of foreign exchange rate changes on cash and cash equivalents	68,890	56,757

Net increase (decrease) in cash and cash equivalents	84,428	(524,288)

Cash and cash equivalents, at beginning of period	963,818	1,339,159

Cash and cash equivalents, at end of period	1,048,246	814,869

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY-(UNAUDITED)
(Amount in thousands of U.S. dollars)

	Capital				Additional paid-up capital Stock option	Legal reserve	Retained earnings (restricted)	Accumulated other comprehensive loss	Total

	Common		Preferred

	Shares	Amount	Shares	Amount

BALANCE AT DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

Capital increase			1,948,235	5,581					5,581
Capitalization of reserves		58,196		114,385			(172,581)		—
Net income							179,448		179,448
Dividends / Interest on equity							(87,491)		(87,491)
Currency translation adjustment								(4,649)	(4,649)
BALANCE AT JUNE 30, 2005	242,544,448	298,397	477,745,655	876,104	8,353	111,443	154,225	(1,765)	1,446,757

BALANCE AT DECEMBER 31, 2005	242,544,448	298,397	479,287,609	882,627	8,353	126,711	305,914	(1,748)	1,620,254

Capital increase	87,387	423	—	—	—	—	—	—	423
Restructuring of the company	16,779,763	248,266	—	—	(8,353)	(126,711)	(109,407)	(3,795)	—
Conversion preferred shares into common shares	479,287,609	882,627	(479,287,609)	(882,627)	—	—	—	—	—
Net income	—	—	—	—	—	—	204,355	—	204,355
Dividends / Interest on equity	—	—	—	—	—	—	(51,869)	—	(51,869)
Expired dividends	—	—	—	—	—	—		—	—
Currency translation adjustment	—	—	—	—	—	—	—	4,182	4,182

BALANCE AT JUNE 30, 2006	738,699,207	1,429,713	—	—	—	—	348,993	(1,361)	1,777,345

The accompanying notes are an integral part of these consolidated financial statements

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements of EMBRAER-Empresa Brasileira de Aeronáutica S.A.(the “Company”) for the six-month periods ended June 30, 2005 and 2006 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, these financial statements include only normal recurring results of operations and all material adjustment required in the circumstances. The results for the first six months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed interim consolidated financial statements do not include all the disclosures required by US GAAP and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its financial statements with Brazilian Accounting (“BRGAAP”).

A substantial portion of the Company’s sales is destined for export and a substantial level of financing is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 - “Foreign Currency Translation”. The Company’s Board of Directors and management have historically considered the U.S. dollar as its functional currency as the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that the functional currency is currently the U.S. dollar.

For subsidiaries for which the particular functional currency is other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet and income and expense items are translated using weighted average exchange rates. Resulting currency translation adjustments are reported in a separate component of shareholders’ equity, as other comprehensive income.

2.     OPERATIONS

The corporate purpose of the Company, previously Rio Han Empreendimentos e Participações S.A. (see below), is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

An Extraordinary General Meeting of the shareholders held on March 31, 2006 approved the proposal for corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the Company into its Parent Company, Rio Han Empreendimentos e Participações S.A. The Parent Company, which had no operations up to the date of the merger, adopted the corporate name of Embraer – Empresa Brasileira de Aeronáutica S.A.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

As established in the merger protocol, the equity variations of the Old Embraer from September 30, 2005 (base date for the merger) to December 31, 2005 were recorded by the Company directly in retained earnings.  The company recorded the equity variations from January 1 to March 31, 2006 in results of operations. For better understanding, the June 30, 2006 Financial Statements are compared to those from the Old Embraer.

The objective of this restructuring was improving access to the Capital Markets aimed at sustaining the growth of Embraer’s businesses. This restructuring permitted the Company to join a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights for all the shareholders. The notice of relevant fact providing details of this operation was disclosed on January 20, 2006.

3.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

In September 2006, the FASB issued SFAS 157 – “Fair Value Measures” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The Company does not expect that this will have any significant impact on the accounting it currently follows for measuring fair value and is currently evaluating the expanded disclosure requirements about fair value measurements.

In September 2006, the FASB issued SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit pension and other post-retirement plans (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

This Statement amends Statement 87, FASB Statement No. 88, Employers’Accounting  or Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement 106, and FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and other related accounting literature. Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan (paragraph 4) and the disclosure requirements (paragraph 7) as of the end of the fiscal year ending after December 15, 2006.

The Company is currently evaluating the impact of this pronouncement on its financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 - “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

(a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

(c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

(d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

(e) Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156 – “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

4.	TEMPORARY CASH INVESTMENTS

	December 31 2005	June 30 2006

Temporary cash investments	574,395	1,240,613

	574,395	1,240,613

At December 31, 2005 and June 30, 2006, the Company held investments in private investment funds primarily comprised of debentures issued by private companies and notes issued by the Brazilian federal government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked-to-market on a daily basis. The Company considers these investments as securities held for trading, with changes in the fair value reflected in results of operations.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

5.	TRADE ACCOUNTS RECEIVABLE

	December 31 2005	June 30 2006

Commercial Aviation	99,515	139,601
Defense and Government
- Brazilian Air Force	120,910	132,425
- Other	49,673	7,189
Customer Service and others	227,983	231,269

	498,081	510,484
Less allowance for doubtful accounts receivable	(47,257)	(38,710)

	450,824	471,774

Less - current portion	445,520	465,275
Long-term portion	5,304	6,499

The allowance for doubtful accounts is as follows:

	December 31 2005	June 30 2006

Beginning balance	23,497	47,257
Effect of OGMA’s acquisition	22,011	—
Write-offs	(360)	(13,626)
Additions	2,109	5,079

Ending balance	47,257	38,710

6.	INVENTORIES

	December 31 2005	June 30 2006

Finished goods	86,635	62,649
Work-in-process (i)	677,174	814,301
Raw materials	599,667	681,812
Inventory in transit	103,425	62,322
Advances to suppliers	10,658	17,751

	1,477,559	1,638,835

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

(i)

Including $180,726 related to 10 pre-series aircraft ($206,438 in 2005 - 12 aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

7.	LOANS

Summary

Description	Final Maturity	Currency	Annual interest rate -%	December 31 2005	June 30 2006

Foreign Currency
Materials acquisition	2011	U.S. dollar	4.12 to 8.05; LIBOR plus 1.75 to 2.70	526,224	505,835
	2006	Japanese yen	JIBOR plus 1.05	31,443	32,636
Export financing	2010	U.S. dollar	7.81	50,846	50,803
Advances on foreign exchange contracts	2006	U.S. dollar	3.00 to 3.73	96,763	21,347
Project development	2016	U.S. dollar	LIBOR plus 2.50 to 3.50	182,360	182,445
Working capital	2011	Euro	Euribor 6M plus 1.5 3.50	25.324	16,373
		GBP	3.50	—	134
	2010	U.S. dollar	3.50 to 6.97; LIBOR plus 2.15 to 2.97	416,677	378,448
Subtotal				1,329,637	1,188,021

Local Currency
Project development	2011		TJLP plus 1.00 to 6.00	13,891	13,566
Export financing	2006		TJLP plus 2.20	201,277	317,196
Working capital	2007		115% of the CDI	5,775	7,296
Acquisition of property and equipment	2010		TJLP plus 3.00 to 4.35	2,842	2,561

Subtotal				223,785	340,619

Total debt				1,553,422	1,528,640
Less-Current portion				475,305	633,639

Long-term portion				1,078,117	895,001

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

LIBOR means London Interbank Offered Rate

The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 8,15% at June 30, 2006(9,75% at December 31, 2005).

JIBOR means Japanese Interbank Offered Rate

CDI means Brazilian Interbank Offered Rate

EURIBOR means Euro Interbank Offered Rate

The foreign currency exchange rates (expressed in units per US$1.00) related to the above debt instruments were as follows:

	December 2005	June 2006

Brazilian reais	2.3407	2.1643
Euro	1.1830	1.2790
Japanese yen	118.0205	114,4300
Great British Pound – GBP	—	4,000

Maturities of long-term debt, as of June 30, 2006 including accrued interest, are as follows:

Year	June 2006

2007	175,028
2008	279,736
2009	193,354
2010	120,090
2011 and thereafter	126,793

895,001

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

The table below provides the weighted average interest rates on loans by currency as of December 31, 2005 and June 30,2006:

	December 2005	June 2006

U.S. dollars	6.53%	7.36%
Brazilian reais	12.28%	9.51%
Japanese yen	1.17%	1.17%
Euro	3.67%	3.66%
Great British Pound – GBP	—	3.50%

From the total $1,528,640 indebtedness of the Company as of June 30th, 2006 $364,268 are collateralized. Of this collateralized amount, $134,215 are related to mortgages on real estate, $101,981 to guarantees on machinery, equipment and inventories, $71,429 are guaranteed with bank guarantees and $56,643 are related to subsidiaries’ financings guaranteed by corporate guarantees issued by the Parent Company.

Restrictive covenants

Loan agreements with certain financial institutions, representing $831,632 at June 30th, 2006 (2005 - 891,025), $647,011 of which were classified as long-term (2005 - $799,457), contain certain restrictive covenants, in connection with usual market practices, which require that the ratio between net debt and EBITDA ratio (earnings before interest, taxes, depreciation and amortization - measured using BR GAAP figures for all institutions except for IFC which uses US GAAP) ratio cannot be higher than 3 to 1, the debt service coverage based on the ratio between EBITDA and net financial expenses ratio must be higher than 3 to 1 and EMBRAER shareholder’s equity must be higher than R$2.3 billion. Especially for IFC, the second covenant mentioned above is calculated utilizing the gross amount of financial expenses instead of net financial expense.

In addition, there are other general restrictions related to financial leverage levels, subsidiaries’ level of indebtedness, new pledges of assets, significant changes in ownership control of the Company, sale of assets, dividend payments in case of financing defaults and transactions with affiliates. Under a specific financing contract, there is also a requirement that the Company must have at least 100 firm orders of new aircraft in its backlog.

As of June 30th, 2006, the Company was in compliance with all the restrictive covenants.

8.	TAXES AND PAYROLL CHARGES PAYABLE

	December 31, 2005	June 30, 2006

Refinanced INSS / FUNRURAL (social security contribution on rural worker’s compensation)	56,415	56,254
Current taxes (other than tax on income)	27,939	19,550
Disputed tax and social charges (i)	542,749	616,620

	627,103	692,424
Less-current portion	113,360	117,941

Long-term portion	513,743	574,483

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

(i)     The Company is challenging in Court the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payments of such taxes. While awaiting a final decision on those cases, the Company is recognizing as expenses the total amount of the legal obligations and interest calculated based on SELIC (Central Bank overnight rate). SELIC represented a nominal variation of 7.54% for the six-month period ended June 30, 2006 (2005 – 19.05%). The principal taxes under discussion in court are as follows:

•

The Company is questioning in Court certain changes in rates and rules of the PIS (Social Contribution on Gross Revenue) and COFINS (Social Contribution on Billing) calculation, determined by Law nº 9.718/98 from January 1, 1999 (PIS and COFINS) and Law 10.637/02 from December 30, 2002 (PIS). Total amount accrued amounts to $203,123 ($178,838 as of December 31, 2005).

•

The Company is required to pay to the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1%, and the difference has been accrued and accumulates as of June 30, 2006 of $53,458 ( $45,280 as of December 31, 2005).

•

In April 1999, the Company obtained a Writ of Mandamus that authorized the offset of tax payments (INSS - social security contribution), which were made in August, September and October 1989, against future payments, due to a rate increase from 10% to 20%, which was considered unconstitutional. The amount of $24,361 was accrued as of June 30, 2006 ($21,585 as of December 31, 2005).

•

IPI (Federal VAT) - The Company is claiming the right to offset IPI credit on the acquisition of non-taxable or zero-rate raw materials against income and social contribution taxes. The amount of taxes accrued but not paid due to this claim as of June 30, 2006 was $164,912 ($147,522 as of December 31, 2005).

•

The Company is challenging the payment of social contribution incurred on export sales revenue. The amount of taxes accrued but not paid due to this claim was $161,126 as of June 30, 2006 ($140,977 as of December 31, 2005).

9.	CONTINGENCIES

Based on an analysis of each issue and consultation with its outside legal counsel, the Company has recognized provisions for probable losses for its legal proceedings involving tax, labor and civil matters, as shown below:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

	December 31, 2005	June 30, 2006

Labor contingencies (i)	24,561	29,118
Tax contingencies (ii)	26,682	29,432
Civil disputes	2,274	2,498

	53,517	61,048
Less-current portion	19,826	22,635

Long-term portion	33,691	38,413

(i)

The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances, and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company until November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2005, approximately 97% of current and former employees have agreed to settlements. Another claim relates to monetary restatements of “Plano Collor” and “Plano Verão”(Brazilian economic plans) of the FGTS (severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990.

(ii)

This provision relates to income tax and social contributions contingencies resulting from notice of assessment received from the Federal Revenue Department. The Company is challenging the applicability of these assessments and waits for a final decision.

10.	EARNINGS PER SHARE

Up to 2005, the Company’s capital stock was composed by preferred and common shares. Preferred shares were entitled to receive dividends 10% greater than dividends allocated to common shares. Accordingly, basic and diluted earnings per share presented below for the six-month period ended June 30, 2005 was computed based on the two class method, considering an allocation of undistributed earning to common and preferred shares on an 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

Basic earnings per common share was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders was computed by deducting distributed and undistributed net income available to preferred shareholders from net income. Basic earnings per preferred share was computed by dividing net income available to preferred shareholders by the weighted average number of preferred shares outstanding.  Net income available to preferred shareholders was the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options had been issued during the respective periods, utilizing the treasury stock method.

In 2006, as of March 31, 2006, an extraordinary general meeting of the shareholders approved the proposal for corporate restructuring. As a result of the Company’s restructuring, the capital stock is composed of common shares only. Accordingly, all undistributed earning is allocated to common shares.

The computation of basic and diluted earnings per share is as follows:

	Six-months ended June 30,

	Common	2005 Preferred	Total	2006 Common

Basic numerator:
Actual dividends declared/paid	27,628	59,863	87,491	52,877
Basic allocated undistributed earnings (a)	29,039	62,918	91,957	151,478

Allocated net income available for common and preferred shareholders	56,667	122,781	179,448	204,355

Basic denominator:
Weighted average shares	242,544	477,746		738,697

Basic earnings per share	0,2336	0,2570		0,2766

Diluted numerator:
Actual dividends declared/paid	27,488	60,003	87,491	52,877
Diluted allocated undistributed earnings (a)	28,891	63,066	91,957	151,478

Allocated net income available for shareholders	56,379	123,069	179,448	204,355

Allocated diluted net income available for common and preferred shareholders	56,379	123,069	179,448	204,355

Diluted denominator:
Weighted average shares outstanding	242,544	477,746		738,697
Dilutive effects of stock options (b)	—	3,567		3,165

Diluted weighted average shares	242,544	481,313		741,862

Diluted earnings per share	0,2324	0,2557		0,2755

(a)

The Company calculates earnings per share on common and preferred shares under the two-class method. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, from January 1, 1997 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purposes, allocated undistributed earnings differ for such calculations.

(b)	For purposes of computing diluted earnings per share, outstanding stock options are assumed to be converted into common and preferred shares using the treasury stock method.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

11.	INCOME TAXES

Income tax expense is composed of :

	Six-Months ended June 30,

	2005	2006

Current	(37,744)	(14,672)
Deferred	1,266	(19,052)

Total Income tax expense	(36,478)	(33,724)

The subsidiaries in the countries which the tax rate is below to Brazil, are complemented in order to achieve Brazil’s tax rate(34%).

The following is a reconciliation of the reported income tax expense (benefit) and the amount calculated by applying the combined statutory tax rate:

	Six-Months ended June 30,

	2005	2006

Income before taxes as reported in the accompanying consolidated financial statements	215,619	241,208
Combined statutory income tax rate	34%	34%

Tax expense at statutory income tax rate	73,310	82,011
Permanent differences:
Nondeductible expenses	1,065	540
Translation effects	(2,145)	(30,048)
Dividends paid as interest on capital	(29,747)	(17,635)
Change in valuation allowance for deferred tax assets	(3,908)	461
Reversal of tax incentives	(1,088)	—
Other	(1,009)	(1,605)

Income tax expense as reported in the income statement	36,478	33,724

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (In thousands of U.S. dollars, unless otherwise stated)

The Company’s deferred tax assets and liabilities are comprised of tax loss carryforwards and effects resulted from temporary differences as follows:

	2005	2006

Deferred tax assets on:
Tax loss carryforwards (i)	7,300	13,676
Temporary differences:
Accrual for product warranties and improvements	44,192	42,336
Accrued taxes other than taxes on income	86,596	101,340
Deferred charges, except research and development	144,591	158,590
Other accrued expenses not deductible for tax purposes	70,661	64,406
Difference in bases of property, plant and equipment	9,346	9,856
Difference in inventory basis	31,999	34,703
Post-retirement benefits accrual	1,255	1,255
Other	30,975	38,227
Valuation allowance (ii)	(3,235)	(3,695)

Total deferred tax assets	423,680	460,694

Deferred tax liabilities on:
Temporary differences:
Difference in bases of property, plant and equipment	(18,175)	(20,679)
Research and development	(157,392)	(181,568)
Other	(11,836)	(41,211)

Total deferred tax liabilities	(187,403)	(243,458)

Net deferred tax asset	236,277	217,236

(i)	Tax loss carryforwards are derived from:

	At December 31,

	2005	2006

Brazilian entities	2,972	8,235
Foreign subsidiaries	4,328	5,441

Total	7,300	13,676

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the yearly taxable income for each period.

(ii)

Tax loss carry forwards from foreign subsidiaries in the amount of US$14,780 as of June 30, 2006 ($12,940 as of December 31, 2005) are not recorded, according to the company accomplishment expectation.

Management believes that the recorded valuation allowance reduces deferred tax assets to an amount that is more likely than not to be realized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

12.	OTHER NON-OPERATING INCOME (EXPENSE), NET

Other non-operating income (expenses) is comprised of the following:

	Six-Months ended June 30,

	2005	2006

Profit on aircraft sale(i)	—	10,606
Other	(1,406)	3,242

	(1,406)	13,848

(i) Refers to the sale of Legacy 600 previously recorded as Property, Plant and Equipment since it was internally used by the Company.

13.	OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company participates in certain off-balance sheet arrangements, including guarantees, repurchase obligations, trade-in and product warranty commitments, as discussed below:

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to serve the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual Value Guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company shall bear the difference between the specific guaranteed amount and the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Description	December 31 2005	June 30 2006

Maximum financial guarantees	1,768,030	1,721,134
Maximum residual value guarantees	878,249	906,020
Mutually exclusive exposure (*)	(415,460)	(417,970)
Provisions and liabilities recorded	(54,011)	(53,033)

Off-balance sheet exposure	2,176,808	2,156,151
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,209,717

(*)

In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered, and therefore, their distinct effects have not been combined to calculate the maximum exposure.

As of December 31, 2005 and June 30, 2006, the Company maintained escrow deposits in the total amount of $249,673 and $256,330, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Repurchase Options

The Company is contingently liable for repurchasing six aircraft sold under sales contracts that provided the customer with the right to sell the aircraft back to the Company in the future, according to defined price rules.

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers.  These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft.  As of June 30, 2006 and December 31, 2005, three commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is based on third-party appraisals related to the forecasted fair value to each specific aircraft.  In 2006, we were not yet required to accept any aircraft for trade-in, but in December 31, 2005 we were required to accept three aircrafts for trade-in.

Product Warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts, and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two to five years.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes changes in product and performance provisions during 2005, which are included in other payables and accrued liabilities:

(US$ million)	At December 31, 2005	Additions	Reductions for payments made/reversals	At June 30, 2006

Product warranties	90,904	14,083	(15,454)	89,533
Product improvement liabilities	40,350	5,657	(8,019)	37,988

14.	SEGMENT INFORMATION

The Company’s operations are organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, defense and government, executive aviation and customer services and others.

The following table provides geographic information regarding net sales, segregated additionally in accordance with the above-mentioned segments. The geographic allocation is based on the location of the operator of the aircraft.

	Six-Months ended June 30,

Net sales by geographic area	2005	2006

The Americas without Brazil-
Commercial aviation	947,653	880,860
Defense and government	12,126	78,623
Executive aviation	51,821	108,998
Customer services and others	61,129	118,558

	1,072,729	1,187,039
Brazil-
Commercial aviation	—	—
Defense and government	175,660	55,402
Customer services and others	31,059	34,471

	206,719	89,873
Europe-
Commercial aviation	149,146	185,099
Defense and government	2,930	4,758
Executive aviation	41,000	20,710
Customer services and others	79,153	117,012

	272,229	327,579

Others-
Commercial aviation	19,233	178,138
Defense and government	4,401	—
Executive aviation	—	46,097
Customer services and others	406	521

	24,040	224,755

Total	1,575,717	1,829,247

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(i)	The following table presents income statement information by operating segment:

	Six-Months ended June 30,

Operating income	2005	2006

Net sales-
Commercial aviation	1,116,032	1,244,097
Defense and government	195,118	138,783
Executive aviation	92,821	175,805
Customer services and others	171,746	270,562

	1,575,717	1,829,247
Cost of sales and services-
Commercial aviation	(723,542)	(889,513)
Defense and government	(152,568)	(105,570)
Executive aviation	(63,982)	(121,771)
Customer services and others	(112,331)	(192,146)

	(1,052,423)	(1,309,000)
Gross profit-
Commercial aviation	392,490	354,584
Defense and government	42,550	33,213
Executive aviation	28,839	54,034
Customer services and others	59,415	78,416

	523,294	520,247
Operating expenses-
Commercial aviation	(142,932)	(217,970)
Defense and government	(16,528)	(13,752)
Executive aviation	(50,757)	(72,651)
Customer services and others	(25,672)	(26,825)
Unallocated corporate expenses	(64,047)	(17,698)

	(299,936)	(348,896)
Income from operations	223,358	171,351

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	December 31, 2005	June 30, 2006

Commercial aviation	59,456	56,011
Defense and government	51,326	62,095
Customer services and others	17,148	51,809
Unallocated	260,432	221,275

Total	388,362	391,190

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Trade accounts receivable, net	December 31, 2005	June 30, 2006

Commercial aviation	99,515	139,601
Defense and government	170,583	139,614
Customer services and others	180,726	192,559

Total	450,824	471,774

Advances from customers	December 31, 2005	June 30, 2006

Commercial aviation	440,157	381,414
Defense and government	85,562	132,517
Executive aviation	29,540	175,063
Customer services and others	27,723	35,141

Total	582,982	724,135